May 25, 2004

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

**Re: International Tower Hill Mines Ltd. (the *"Company"*)
News Release**

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President

dw 7/1

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Encl.

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

May 25, 2004 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, www.towerhillmines.com) wishes to advise that it has commenced its Spring 2004 diamond drill program on its 100% owned Siwash Property in south central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects. The 2004 program has been designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 drill program will compose of a minimum of four drill holes varying from 200 meters to 300 meters, AZ 0^0 dip varying from -57^0 to 65^0 and will be concentrated in the area north and east of holes 01-1, 01-2, 01-5 and 01-6. All holes will be drilled in the mineralized granodiorite.

The Company will advise further as results of the program are received.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Alberta (Fort Vermillion and Chinchaga Projects) and Quebec (Torngat Properties), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com